UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2013

Commission File Number 1-14966

CNOOC Limited

(Translation of registrant’s name into English)

65th Floor

Bank of China Tower

One Garden Road

Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

CNOOC Limited Announces Proposed Offering of Guaranteed Notes

CNOOC Limited (the “Company”, NYSE: CEO, SEHK: 00883) announced on May 1, 2013 that it intends to offer, subject to market and other conditions, guaranteed notes (the “Notes”) in four series. The Notes will be issued by CNOOC Finance (2013) Limited, a wholly owned subsidiary of the Company incorporated in the British Virgin Islands, and be guaranteed by the Company. The proceeds are intended to be used mainly to repay part of a US$6.0 billion short-term credit facility that was entered into for the purpose of financing the Company’s recent acquisition of Nexen Inc.

Application has been made to the Hong Kong Stock Exchange for listing of, and permission to deal in, the Notes. Listing of the Notes on the Hong Kong Stock Exchange is not to be taken as an indication of the merits of the Notes, the Company or CNOOC Finance (2013) Limited.

Bank of China (Hong Kong) Limited, Bank of China Limited, BOCI Asia Limited, China International Capital Corporation Hong Kong Securities Limited, Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Goldman Sachs (Asia) L.L.C., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS AG, Hong Kong Branch will act as joint lead managers and joint bookrunners for the offering.

The offering will be made pursuant to an effective shelf registration statement filed with the United States Securities and Exchange Commission on May 1, 2013. Copies of the prospectus supplement and the accompanying prospectus may be obtained from CICC US Securities, Inc, 350 Park Avenue, 28th Floor, New York, NY 10022, USA, telephone: 1-646-794-8800; Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: 1-800-831-9146; Credit Suisse Securities (USA) LLC, Eleven Madison Avenue, New York, NY 10010-3629, United States of America, telephone: 1-212-325-2000; Prospectus Department, Goldman Sachs & Co, 100 Burma Road, Jersey City, NJ 07305, USA, telephone: 1-866-471-2526 / 1-212-902-1171; J.P. Morgan Securities LLC, 383 Madison Avenue, New York, New York 10179, United States of America, telephone: 1-212-834-4533; Merrill Lynch, Pierce, Fenner & Smith Incorporated, 222 Broadway, 11th Floor, New York, New York 10038, telephone: 1-800-294-1322; or Fixed Income Syndicate, UBS Securities LLC, 677 Washington Boulevard, Stamford, Connecticut 06901, telephone: 1-203-719-1088.

This document does not constitute an offer to sell or the solicitation of an offer to buy any of the Notes, nor will there be any sale of the Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful.

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About CNOOC Limited

CNOOC Limited together with its subsidiaries (the “Group”) is an upstream company specialized in the exploration, development and production of oil and natural gas. The Group is an oil and natural gas producer in offshore China and a large independent oil and gas exploration and production company in the world.

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analysis made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes reasonable under the circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of risks and uncertainties which could cause the actual results, performance and financial conditions to differ materially from the Company’s expectations, including those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Company can complete on schedule pursuant to its timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company has filed from time to time with the United States Securities and Exchange Commission, including 2012 Annual Report on Form 20-F filed on April 24, 2013.

Consequently, all of the forward-looking statements made herein are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realized or, even if substantially realized, that they will have the expected effect on the Company, its business or operations.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Hua Zhong
Name:	Hua Zhong
Title:	Joint Company Secretary

Dated: May 1, 2013